Exhibit 2.1

Execution Copy

Stock Purchase Agreement

dated as of October 7, 2015

entered into by

Fenix Parts, Inc.,

and

Brent R. Butler

being the sole shareholder of

Butler Auto Sales and Parts, Inc.

Table of Contents

Article 1 Definitions		1

Article 2 The Transaction		1

2.1	Purchase and Purchase Price	1
2.2	Payment of Estimated Purchase Price	1
2.3	Company Assets	2
2.4.	Distributable and Excluded Assets	3
2.5	Liabilities	3
2.6	Closing Date Working Capital and Payment of Final Purchase Price	5

Article 3 Closing		7

3.1	Closing	7
3.2	Closing Events	7

Article 4 Representations and Warranties by Seller		9

4.1	Ownership and Authorization	9
4.2	Organization and Capital Stock	10
4.3	No Violation	11
4.4	No Consent Required	11
4.5	Financial Statements	11
4.6	Books and Records	12
4.7	Title to Assets	12
4.8	Equipment and Vehicles	12
4.9	Inventory and Accounts Receivable	12
4.10	Real Property	13
4.12	Customers	15
4.13	Permits	15
4.14	Intellectual Property	16
4.15	Undisclosed Liabilities	17
4.16	Taxes	17
4.17	No Material Adverse Change	18
4.18	Employee Benefits	18
4.19	Insurance	19
4.20	Compliance	19
4.21	Legal Proceedings	19
4.22	Absence of Certain Events	20
4.23.	Environmental Matters	21
4.24	Employees	22
4.25	Labor Relations	23
4.26	Certain Payments	23
4.27	Related Parties	23
4.28	Broker’s Fee	23

i

4.29	Warranties	23
4.30	Product Liability	24
4.31	Bank Accounts	24
4.32	Investment in Fenix Shares	24
4.33	Delivery of Documents	24

Article 5 Representations and Warranties of Buyer		24

5.1	Organization	24
5.2	Authorization and Enforceability	25
5.3	No Violation	25
5.4	No Consent Required	25
5.5	Buyer SEC Reports	25
5.6	Broker’s Fee	26

Article 6 Pre-Closing Events		26

6.1	General Cooperation	26
6.2	Conduct of Business	26
6.3	Access to Information	26
6.4	Notice of Developments	27
6.8	Supplements to Schedules	27
6.9	Exclusivity	27
6.10	Filings by Sellers	28

Article 7 Post-Closing Events		28

7.1.	Customer Payments	28
7.2	Post-Closing Company Tax Returns	28
7.3.	Cooperation on Tax Matters	29

Article 8 Conditions to Closing		30

8.1	Buyer Closing Conditions	30
8.2	Seller Closing Conditions	31

Article 9 Termination		31

9.1	Termination	31
9.2	Effect of Termination	32

Article 10 Indemnification		32

10.1	Indemnification by Seller	32
10.2	Indemnification by Buyer	33
10.3	Threshold	33
10.4	Caps and Other Limits	33
10.5	Notice of Indemnification Claim	34
10.6	Resolution of Claims	34
10.7	Third Party Suits	35

ii

10.8	Remedies	36
10.9	Mitigation	37

Article 11 Miscellaneous		37

11.1	Expenses	37
11.2	Schedules	37
11.3	Parties’ Review	37
11.4	Publicity	38
11.5	Confidentiality	38
11.6.	Notices	38
11.7	Further Assurances	39
11.8	Waiver	39
11.9	Entire Agreement	39
11.10	Assignment	39
11.11	No Third Party Beneficiaries	39
11.12	Construction	40
11.13	Severability	40
11.14	Counterparts	40
11.15	Governing Law and Venue	40
11.16	Binding Effect	40
11.17	Made Available	40

Exhibits
Form of Escrow Agreement	A
Form of Employment Agreement (Seller)	B

Form of Lease	C

iii

Stock Purchase Agreement

This Stock Purchase Agreement (this “Agreement”) is entered into as of October 7, 2015, by Fenix Parts, Inc., a Delaware corporation (“Buyer”), and Brent R. Butler (“Seller”).

Background:

A. Butler Auto Sales and Parts, Inc., a North Carolina corporation (the “Company”), is engaged in the business recycling and reselling OEM automotive parts in the State of North Carolina (the “Business”).

B. Seller owns all of the Company’s issued and outstanding shares of capital stock (the “Shares”).

C. Buyer desires to purchase all of the Shares from Seller, and Seller desires to sell all of the Shares to Buyer, on the terms and subject to the conditions of this Agreement.

Now, therefore, in consideration of their mutual promises and intending to be legally bound, the Parties agree as follows:

Article 1

Definitions

Certain capitalized terms used in this Agreement are defined in Annex I.

Article 2

The Transaction

2.1 Purchase and Purchase Price

(a) At Closing, Buyer shall purchase the Shares from Seller, and Seller shall sell the Shares to Buyer, on the terms and subject to the conditions of this Agreement.

(b) Subject to adjustment pursuant to Section 2.6, the purchase price for the Shares (the “Purchase Price” or “Final Purchase Price”) shall be $9,000,000, minus the Final Working Capital Deficiency, if any, or plus the Final Working Capital Surplus, if any.

2.2 Payment of Estimated Purchase Price

(a) At Closing, Buyer shall pay an amount (the “Estimated Purchase Price”) equal to $9,000,000 minus the Estimated Working Capital Deficiency, if any, or plus the Estimated Working Capital Surplus, if any, in the following manner:

(1) in accordance with Section 2.5(c), Buyer shall pay off the Company’s Indebtedness as of the Closing Date, which is estimated to be approximately $0, by wire transfers of immediately available funds to the payees;

(2) Buyer shall pay to Seller an amount equal to $7,290,000 minus the aggregate amount of Indebtedness paid pursuant to Section 2.2(a)(1) and either (i) minus the Estimated Working Capital Deficiency, if any, or (ii) plus the Estimated Working Capital Surplus, if any, by wire transfers of immediately available funds in accordance with wire transfer instructions delivered by Seller to Buyer at least one Business Day prior to Closing;

(3) as soon as practicable following Closing, Buyer shall deliver to Seller a number of unregistered shares of Buyer’s common stock (the “Fenix Shares”) having a value of $900,000, determining this value on the basis of the average (mean) of the closing price of a share of Buyer’s common stock on each of the last 30 trading days preceding the Closing Date, as reported in the Nasdaq Global Market; and

(4) Buyer shall deposit the amount for $810,000 into escrow to be held and distributed pursuant to the escrow agreement attached hereto as Exhibit A (“Escrow Agreement”).

(b) The Purchase Price shall be subject to adjustment under Section 2.6.

2.3 Company Assets

(a) The assets of the Company as of Closing shall include all of the assets that the Company uses or holds for use in the operation of the Business (other than (i) any Distributable Assets distributed prior to Closing pursuant to Section 2.4 or (ii) any Excluded Assets) (the “Company Assets”), free and clear of all Liens other than Permitted Liens, and shall include:

(1) the Company’s current assets (including its cash and cash equivalents and its Accounts Receivable);

(2) its Inventory;

(3) its Equipment, including the Equipment listed on Schedule 4.8(a)(1), and its leasehold interest in all Equipment Leases, including the Equipment Leases listed on Schedule 4.11(a)(2);

(4) its Customer Contracts and Customer Accounts, including the Customer Contracts and Customer Accounts listed on Schedule 4.11(a)(1), and its customer lists and all of its other customer information for the Business;

(5) its Vehicles, including the Vehicles listed on Schedule 4.8(a)(2), and its leasehold interest in all Vehicle Leases, including the Vehicle Leases listed on Schedule 4.11(a)(3);

(6) its Permits;

(7) its interest as lessee in the Facility located at 584 McSwain Road, Forest City, North Carolina (the “Leased Facility”);

(8) its interest as a beneficiary in all unexpired employee, subcontractor and other confidentiality agreements, nonsolicitation agreements, covenants not to compete and indemnification agreements, if and to the extent assignable;

(9) its Books and Records;

(10) its goodwill and intangible assets related to the Business, including, but not limited to, know-how, telephone numbers, domain name registrations and Company email addresses, and its right to use any of the names used in the Business, for example, “Butler Auto Sales and Parts” and “Butler”; and

(11) all of the Company’s other assets that it uses or holds for use in the operation of the Business.

2.4. Distributable and Excluded Assets

(a) As of the Closing, Seller may cause the Company to distribute to Seller or as Seller otherwise directs the following assets (the “Distributable Assets”):

(1) the Company’s claims, causes of action or rights of setoff, recovery or recoupment in connection with any Excluded Liabilities;

(2) its interest in and rights to receive the proceeds of any of its insurance policies in respect a claim made prior to the Closing Date;

(3) its interest in the Vehicles and other assets, if any, listed on Schedule 2.4(a)(3); and

(4) the other assets, if any, listed on Schedule 2.4(a)(4).

(b) As of Closing, Seller shall cause the Company to distribute to Seller or as Seller otherwise directs the assets listed on Schedule 2.4(b) (the “Excluded Assets”).

2.5 Liabilities

(a) The Parties intend that, from Buyer’s perspective regarding Liabilities, the Transaction should operate as if Buyer were purchasing substantially all of the Company’s assets without assuming any of its Liabilities other than the following Liabilities (the “Permitted Liabilities”):

(1) Liabilities arising or accruing on or after the Closing Date, other than by reason of the Company’s Default prior to the Closing Date, under the following:

(A) its Customer Contracts and Customer Accounts included in the Company Assets;

(B) its Equipment Leases, if any, listed on Schedule 4.11(a)(2) which are classified as operating leases (as opposed to capital leases) ;

(C) its Vehicle Leases, if any, listed on Schedule 4.11(a)(3) which are classified as operating leases (as opposed to capital leases);

(D) its Permits; and

(2) its trade payables and other current Liabilities, but solely to the extent that they are included in the Final Closing Date Working Capital.

(b) As provided in Article 10 (and subject to its limitations), Seller shall indemnify Buyer against the following Liabilities of the Company, including the enforcement of any Liens securing such Liabilities (collectively, the “Excluded Liabilities”):

(1) all of the Liabilities of the Company existing as of the Closing Date other than Permitted Liabilities; and

(2) all of the Liabilities of the Company arising or accruing after the Closing Date but relating to an event occurring or condition existing prior to the Closing Date (except to the extent that any such Liabilities are Permitted Liabilities).

(c) As of the Closing, the Company shall pay or satisfy (or make arrangements for the payment or satisfaction) of all of its known Excluded Liabilities of any kind as of the Closing Date. The Indebtedness of the Company shall be paid directly to the payees by wire transfers from the cash portion of the Estimated Purchase Price pursuant to wire transfer instructions delivered by the Company to Buyer at least one Business Day prior to Closing.

(d) Excluded Liabilities include, by way of example, Liabilities of the following kinds, except to the extent that they are included in the Permitted Liabilities: (i) any Liability to banks or other lenders; (ii) any Liability to customers, vendors or suppliers, including any Liability under capital leases; (iii) any Liability for federal, state, local or foreign income, payroll, sales, use or other Taxes, including any Liability for the Taxes of another Person, whether the Liability arises under Treasury Regulation §1.1502-6 or any similar provision of state Law, as a transferee or successor, by Contract or otherwise; (iv) any Liability for salary, wages, fees, bonuses, sick pay, severance pay or other compensation or benefits due to or accrued in respect of employees or consultants and other independent contractors as of the Closing Date (including any Transaction-related bonuses, except to the extent reflected in the Final Closing Date Working Capital Statement; (v) any Liability for misclassified employees or independent contractors, including any Liability for worker’s compensation contributions, unemployment contributions or Tax withholding; (vi) any Liability for personal injury or property damage; (vii) any Liability for a failure to comply with the continuation health care requirements of §§601-608 of ERISA and §4980B of the Internal Revenue Code at any time prior to the Closing Date; (viii) any Liability under any Permit; (ix) any Cleanup Liability or other Environmental Liability; (x) any Liability under any pending or Threatened Suit; (xi) any indemnification Liability to a third party (xii) Liability for warranty claims relating to products sold prior to the Closing Date; and (xiii) any Liability in respect of an Excluded Asset.

2.6 Closing Date Working Capital and Payment of Final Purchase Price

(a) As used in this Agreement, the following terms have these meanings:

Closing Date Working Capital means an amount equal to the Company’s current assets (including cash and cash equivalents) minus the Company’s current trade payables, and other current Liabilities determined as of the Closing Date without regard to any Excluded Assets or Excluded Liabilities or allowances for doubtful accounts, using accounting principles substantially identical to the accounting principles used in determining the Target Working Capital and otherwise in accordance with GAAP. The line items to be used in the determination of Closing Date Working Capital (and the Company’s account numbers for these line items) are shown on the attached Schedule 2.6(a).

Closing Date Working Capital Statement means Buyer’s statement showing its determination of the Company’s Closing Date Work Capital.

Estimated Closing Date Working Capital means Seller’s calculation of the Company’s Closing Date Working Capital as disclosed by the Estimated Closing Date Working Capital Statement.

Estimated Closing Date Working Capital Statement means Seller’s statement showing Seller’s good faith estimate in reasonable detail of Seller’s calculation of Closing Date Working Capital.

Estimated Working Capital Deficiency means the extent to which the Target Working Capital exceeds the Estimated Closing Date Working Capital.

Estimated Working Capital Surplus means the extent to which the Estimated Closing Date Working Capital exceeds the Target Working Capital.

Final Closing Date Working Capital means the Company’s Closing Date Working Capital as disclosed by the Final Closing Date Working Capital Statement.

Final Closing Date Working Capital Statement means the Closing Date Working Capital Statement in the form that it becomes final under Sections 2.6(d), 2.6(e) or 2.6(f), as applicable.

Final Working Capital Deficiency means the extent, if any, to which the Target Working Capital exceeds the Final Closing Date Working Capital.

Final Working Capital Surplus means the extent to which the Final Closing Date Working Capital exceeds the Target Working Capital.

Target Working Capital means $1,413,100.

(b) Seller shall deliver Seller’s Estimated Closing Date Working Capital Statement to Buyer at Closing.

(c) No later than 120 days after the Closing Date, Buyer shall deliver its Closing Date Working Capital Statement to Seller. This Statement shall provide reasonable detail and show all calculations used in its preparation. For purposes of this Statement, the Company’s Closing Date Working Capital shall not include any Accounts Receivable as of the Closing Date that remain uncollected as of the end of the 90-day period following the Closing Date. Buyer shall cause the Company to use commercially reasonable efforts consistent with Buyer’s historical practice to collect all the Accounts Receivable.

(d) If Seller accepts Buyer’s Closing Date Working Capital Statement, or if Seller fails to give Notice to Buyer of an objection to its Closing Date Working Capital Statement within 30 days after receipt of a copy, Buyer’s Closing Date Working Capital Statement shall become final. Any Notice of objection to Buyer’s Closing Date Working Capital Statement shall specify in reasonable detail each item on the Statement that Seller disputes and the basis of its objection.

(e) If Seller gives Notice of an objection to Buyer’s Closing Date Working Capital Statement within 30 days after receipt of a copy, Buyer and Seller shall attempt in good faith to resolve their differences. In this regard, Buyer shall make copies of its work papers and other relevant records and information available to Seller and his accounting representatives. If Buyer and Seller are able to resolve all of their differences, Buyer’s Closing Date Working Capital Statement, as modified to reflect the Parties’ resolution of their differences, shall become final.

(f) If Buyer and Seller are unable to resolve all of their differences within 30 days after Buyer makes copies available of its work papers and other relevant records and information in response to Seller’s Notice to Buyer of an objection to Buyer’s Closing Date Working Capital Statement, Buyer and Seller shall submit any remaining disputed items to a mutually acceptable accounting firm for a determination of the correct treatment of the disputed items. The accounting firm’s determination shall be binding and conclusive on Buyer and Seller, and Buyer’s Closing Date Working Capital Statement, as modified to reflect (i) those differences, if any, that Buyer and Seller were able to resolve and (ii) the determination of the accounting firm regarding the disputed items, shall become final. Buyer and Seller shall pay a percentage of the accounting firm’s fees and expenses based on the dollar value of the disputed items found in the other Party’s favor as a percentage of the total dollar value of the disputed items.

(g) No later than five Business Days after the Final Closing Date Working Capital Statement is determined (as a result of Buyer’s Closing Date Working Capital Statement becoming final under Sections 2.6(d), 2.6(e) or 2.6(f), as applicable), the following payment shall be made:

(1) if the Final Purchase Price (as defined in Section 2.1(b)) exceeds the Estimated Purchase Price, Buyer shall pay an amount equal to the excess to Seller by a wire transfer of immediately available funds; or

(2) if the Estimated Purchase Price exceeds the Final Purchase Price, Seller shall pay an amount equal to the excess to Buyer by a wire transfer of immediately available funds; or

(3) if the Estimated Purchase Price and the Final Purchase Price are the same, no payment shall be required by either Party under this Section 2.6(g).

Article 3

Closing

3.1 Closing

(a) The closing of the Transaction (“Closing”) shall take place at 10:00 a.m. local time no later than the second Business Day following the satisfaction or waiver of all of the Buyer Closing Conditions and all of Seller Closing Conditions described in Article 7 (the “Closing Date”) at the offices of Seller’s counsel, Robert W. Wolf, Attorney, at 138 S. Broadway Street, Forest City, NC 28043, or as the Parties otherwise may agree in writing. The delivery of executed documents at Closing may be made by email of the documents in portable document format (pdf) or by fax, with delivery of the originals the next Business Day by overnight courier service.

(b) If Closing occurs after October 1, 2015, the Parties intend the Transaction to have economic effect as if Closing had occurred on October 1, 2015. The Parties agree to make appropriate payments and adjustments to put themselves in the same economic position in which they would have been had the Transaction in fact closed on October 1, 2015. To that end, the results of operations of the Business during the period beginning on October 1, 2015 and ending on the Closing Date shall be for Buyer’s account.

3.2 Closing Events

At Closing the following events shall take place, all of which shall be considered to take place concurrently:

(a) Seller shall make the following deliveries to Buyer:

(1) Seller shall deliver the certificate or certificates representing all of the Shares on the Company’s stock transfer records, with each certificate duly endorsed for transfer to Buyer (or accompanied by a duly executed assignment separate from certificate);

(2) Seller shall deliver the written resignations, effective as of Closing, of all of the Company’s incumbent officers and directors;

(3) Seller shall deliver a release of the Company from all claims, demands and causes of action against the Company that Seller, or any family member of Seller employed or formerly employed by the Company, may have as of Closing;

(4) Seller shall deliver a closing certificate certifying to Buyer that:

(A) Seller’s representations and warranties in Article 4, as qualified or limited by any exceptions in the Schedules to Article 4, were true and correct as of the date of this Agreement (other than representations and warranties that address matters as of a certain date, which were true and correct as of that date);

(B) Seller’s representations and warranties in Article 4, as qualified or limited by any exceptions in the Schedules to Article 4, are true and correct on the Closing Date as if made at and as of Closing (other than representations and warranties that address matters as of a certain date, which were true and correct as of that date);

(C) Seller has performed, complied with or satisfied in all material respects all of his obligations, agreements and conditions under this Agreement that he is required to perform, comply with or satisfy prior to or at Closing;

(5) Seller shall deliver a Collateral Access Agreement, in a form reasonably satisfactory to Buyer (and Buyer’s lender) signed by the landlord under the Lease entered into in accordance with Section 3.2(c)(5);

(6) Seller shall deliver to Buyer a list of not more than 10 employees of the Company who will be eligible to share in a bonus pool of $25,000 to be established by Buyer, to be paid as allocated by Buyer among such eligible employees within 45 days after the first anniversary of Closing, provided each such eligible employee has not resigned or had his or her employment terminated for cause before the first anniversary of Closing; and

(7) Seller shall deliver all other documents and instruments that Buyer or its counsel reasonably request (for example, (i) completed IRS Form W-9s from Seller and (ii) signature cards to change the signatories on the Company’s bank accounts as Buyer directs).

(b) Buyer shall make the following wire transfer and deliveries:

(1) Buyer shall make the wire transfer or transfers to the payees required by Section 2.2(a)(1);

(2) Buyer shall make the wire transfer to Seller required by Section 2.2(a)(2);

(3) as soon as practicable following Closing, Buyer shall deliver to Seller the certificates for the Fenix Shares that it is required to deliver pursuant to Section 2.2(a)(3);

(4) Buyer shall make the wire transfers to the Escrow Agent required by Section 2.2(a)(4);

(5) Buyer shall deliver a closing certificate to Seller certifying that:

(A) Buyer’s representations and warranties in Article 5 were true and correct as of the date of this Agreement;

(B) Buyer’s representations and warranties in Article 5, as they may have been amended, are true and correct on the Closing Date as if made at and as of Closing;

(C) Buyer has performed, complied with or satisfied in all material respects all of the obligations, agreements and conditions under this Agreement that it is required to perform, comply with or satisfy prior to or at Closing; and

(D) resolutions in the form attached to the certificate were duly adopted by Buyer’s board of directors to authorize its execution, delivery and performance of this Agreement.

(6) Buyer shall deliver to Seller all other documents and instruments that Seller or his counsel reasonably request.

(c) The following actions shall also occur at Closing:

(1) Buyer and Seller shall enter a three-year employment agreement substantially in the form of the attached Exhibit B;

(2) Buyer, Sellers and the escrow agent shall enter into the Escrow Agreement substantially in the form of the attached Exhibit A.

(3) The Company and Brent Rodney Butler and wife, Christi Edwards Butler shall enter into a 15-year lease for the Leased Facilities substantially in the form of the attached Exhibit C;

(d) All Closing Documents delivered at Closing shall be in form and substance reasonably satisfactory to both the delivering and receiving Parties and their respective counsel.

Article 4

Representations and Warranties

by Seller

In order to induce Buyer to enter into this Agreement, Seller represents and warrants to Buyer as follows:

4.1 Ownership and Authorization

(a) Seller is the owner of record, beneficial owner and holder of the Shares, free and clear of any Liens (other than restrictions on transfer under the Securities Act and state securities Laws).

(b) Seller is not a party to or bound by (i) any shareholders agreement, buy-sell agreement, option agreement or other Contract (other than this Agreement) relating to the sale, transfer or other disposition of any of his Shares or (ii) any voting trust, proxy or other Contract relating to the voting of any of his Shares.

(c) Seller has the legal capacity and power and authority to execute and deliver this Agreement and each of his Closing Documents and to perform his obligations under this Agreement and each of his Closing Documents.

(d) This Agreement constitutes a legal, valid and binding obligation of Seller, and upon Seller’s execution and delivery of his Closing Documents (and assuming execution and delivery by the other party or parties, if any), each of them will constitute a legal, valid and binding obligation of Seller, enforceable against him in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

4.2 Organization and Capital Stock

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of North Carolina, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under all Contracts.

(b) The Company is duly qualified to do business as a foreign corporation and is in good standing under the Laws of each other state or jurisdiction in which qualification is required by applicable Law.

(c) The Company’s authorized capital stock consists of 100,000 shares of common stock, $1.00 par value, of which 3,000 shares are issued and outstanding. The Shares constitute all of the Company’s issued and outstanding shares of stock. All of the Shares are duly authorized, validly issued, fully paid and non-assessable, and none of the Shares was issued in violation of the Securities Act or any state securities or other Law or in violation of or subject to any preemptive rights.

(d) The Company does not have any debt securities convertible into or exchangeable for shares of its common stock, and there are no options, warrants, calls, puts, subscription rights, conversion rights or other Contracts to which the Company is a party or by which it is bound providing for the issuance of any shares of its common stock or any other equity securities.

(e) There are no shareholders agreements, buy-sell agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to the voting or disposition of any shares of its common stock or creating any obligation on its part to repurchase, redeem or otherwise acquire or retire any shares of its common stock.

(f) The Company does not own any shares of stock or an equity interest in any other corporation, partnership, limited liability company or other Person.

4.3 No Violation

(a) Except as disclosed on Schedule 4.3(a), Seller’s execution, delivery and performance of this Agreement and the Closing of the Transaction will not, either directly or indirectly, and with or without Notice or the passage of time or both:

(1) violate or conflict with the Company’s Organizational Documents or any resolution adopted by its directors or shareholders;

(2) result in a Default under any Contract to which the Company is a party or by which it is bound;

(3) result in the imposition or creation of a Lien on any of the Company Assets;

(4) violate or conflict with, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Environmental Permit or other Permit issued to or held by the Company; or

(5) violate or conflict with, or give any Governmental Authority or other Person the right to challenge the Transaction or to obtain any other relief under, any Law or Order to which the Company is subject.

4.4 No Consent Required

Except as disclosed on Schedule 4.4, Seller’s execution, delivery and performance of this Agreement and each of his Closing Documents do not require the Company or Seller to give any Notice to, make any filing with, or obtain any Permit from or other Consent of any Governmental Authority or other Person.

4.5 Financial Statements

(a) The Financial Statements fairly present in all material respects the combined financial position and results of operations of the Company as of the dates indicated and for the years then ended.

(b) The Interim Financial Statements fairly present in all material respects the combined financial position and results of operations of the Company for the seven months ended July 31, 2015.

(c) Seller has delivered the Financial Statements and the Interim Financial Statements to Buyer.

4.6 Books and Records

The Company’s Books and Records are complete and correct in all material respects and have been maintained in accordance with sound business practices. The Company’s minute books contain materially accurate and complete records of all meetings and organizational actions taken without a meeting by the written consent of its board of directors or shareholders. Seller has delivered copies of the Company’s Books and Records to Buyer.

4.7 Title to Assets

(a) Except as disclosed on Schedule 4.7(a), the Company has good and marketable title to all of the Company Assets, free and clear of any Liens other than Permitted Liens.

(b) The Company Assets constitute all of the tangible and intangible assets relating to, used or held for use in the conduct of the Business and are sufficient to enable the Business to be conducted in the same manner that it is currently conducted.

(c) Except as disclosed on Schedule 4.7, none of the tangible and intangible assets that the Company uses or holds for use in the conduct of the Business is owned by, leased from or otherwise made available by a Related Party.

4.8 Equipment and Vehicles

(a) Schedule 4.8(a) contains complete and accurate lists of the following assets owned by the Company as of the date of this Agreement and used or held for use in the Business:

(1) all Equipment having an original purchase price of more than $10,000, identifying each piece of Equipment by manufacturer, description, model number, serial number and location; and

(2) all Vehicles, identifying each Vehicle by make, year, vehicle identification number and location.

(b) Except as disclosed on Schedule 4.8(b), each piece of Equipment and Vehicle listed on Schedule 4.8(a): (i) has been maintained in accordance with normal industry practice, (ii) is in operating condition and good repair, except for normal wear and tear, (iii) is free from patent defects other than minor defects that do not interfere with its continued use and (iv) is suitable for the purposes for which it is currently used.

4.9 Inventory and Accounts Receivable

(a) Except as disclosed on Schedule 4.9(a), the Company’s Inventory is fit for the purpose for which it was purchased and is not obsolete, damaged or defective.

(b) The Inventory consisting of automotive parts listed on the Company’s computer database as inventory available for sale by the Company (i) as of June 30, 2015 were located at the Company’s facilities and were owned by the Company, and (ii) as of the Closing Date will be located at the Company’s facilities and owned by the Company. Except as set forth on Schedule 4.9(b), the values of obsolete or slow-moving Inventory and Inventory of below standard quality, if any, have been written down to the lower of cost or realizable market values or have been written off. Except as set forth on Schedule 4.9(b), the value at which such Inventory is carried on the Financial Statements and Interim Financial Statements reflects the Company’s normal Inventory valuation policies, stating Inventory at the lower of cost or market, all determined in accordance with past practices. Seller has delivered the Company’s computer database in respect of Inventory to Buyer. Except as set forth on Schedule 4.9(b), the Company’s average monthly expenditures for Vehicle Inventory during each calendar month between August 1, 2015 and Closing is not greater than five percent (5%) higher or lower than the Company’s average monthly expenditures for Vehicle Inventory during the period from February 1, 2015 through July 31, 2015.

(c) The Company’s Accounts Receivable included in the determination of the Final Closing Date Working Capital are reflected properly on its Books and Records and constitute bona fide, valid and binding receivables, except for normal trade discounts for early payment. (For the avoidance of doubt, this Section 4.9(c) does not speak to the collectability of the Company’s Accounts Receivable.)

4.10 Real Property

(a) The Company does not have an interest in any real property other than its leasehold interest in the Leased Facility. Seller, together with his wife, owns the land on which the Company runs its business. The owners of the property and the Company have not entered into a formal lease.

(b) In respect of the Leased Facility:

(1) to Seller’ Knowledge, (i) the Company’s current use of the property does not violate any applicable Law, Order or Permit, or any easement, covenant or other restriction of record and (ii) the Company has obtained all Permits required for the property’s current use; and the Company has not assigned or subleased its leasehold interest; and

(2) the Company has not received written Notice of existing, pending or Threatened zoning, building code or other proceedings or similar matters that reasonably would be expected to materially and adversely affect the ability to use the property as it is currently used.

4.11 Contracts

(a) Schedule 4.11(a) sets forth complete and accurate lists of the following Contracts to which the Company is a party or by which it is bound as of the date of this Agreement (listing each Contract in all applicable lists), copies of which have been made available to Buyer:

(1) all Customer Contracts and Customer Accounts, identifying each Customer Contract or Customer Account by customer number and contact information, location or locations served, contract term and service requirements;

(2) all Equipment Leases, identifying each Equipment Lease by (i) manufacturer, description, model number, serial number and location of the leased Equipment, (ii) lessor, lessee, term of lease and rent payable and (iii) whether the lease has been classified as an operating lease or a capital lease;

(3) all Vehicle Leases, identifying each Vehicle Lease by (i) make, year, vehicle identification number and location of the Vehicle, (ii) lessor, lessee, term of lease and monthly payables and (iii) whether the lease has been classified as an operating lease or capital lease;

(4) all Contracts to purchase goods or services;

(5) all Contracts (other than with customers) to furnish goods or services to another Person;

(6) all Contracts under which it has created, incurred, assumed or secured any Indebtedness;

(7) all Contracts under which it has made or secured any loan or advance to another Person;

(8) all Contracts under which it has guaranteed the contractual performance of or payment by another Person;

(9) all powers of attorney and other Contracts under which it has appointed another Person as its attorney-in-fact;

(10) all Contracts creating a partnership or joint venture with another Person;

(11) all Contracts providing for exclusivity of rights or obligations or restricting or purporting to restrict the scope or geographical area of its business activities or those of another Person, whether through noncompetition or nonsolicitation covenants or otherwise;

(12) all Contracts granting it or another Person a right of first refusal or right of first negotiation;

(13) all Contracts with any Related Party; and

(14) all Contracts or groups of related Contracts entered into outside of the Ordinary Course of Business and involving payments or consideration of more than $10,000 in the aggregate.

(b) Except as disclosed on Schedule 4.11(b):

(1) each Contract included in the Company Assets is legal, valid, binding, enforceable in accordance with its terms, and in full force and effect, and will continue to be legal, valid, binding, enforceable in accordance with its terms, and in full force and effect on identical terms upon the closing of the Transaction;

(2) the Company is not, and to Seller’s Knowledge, no other party is, in Default in a material respect under any Contract included in the Company Assets, and to Seller’s Knowledge, no event has occurred or circumstance exists that, with or without Notice or the passage of time or both, reasonably could be expected to result in a Default in a material respect under any such Contract or give any party the right to exercise any remedy under the Contract or to cancel, terminate or modify the Contract; and

(3) the Company has not given Notice to or received any Notice from any other Person relating to an alleged or potential default under, or an intention to terminate or not renew, any Contract included in the Company Assets.

4.12 Customers

Except as disclosed on Schedule 4.12:

(1) no customer representing 3% or more of the Company’s aggregate net revenues during 2014, or during 2015 through the last full month immediately prior to the Closing, has given Notice to or otherwise advised the Company that the customer intends to terminate its business relationship with the Company, or to reduce its use of the Company’s services in a material respect, or that it is considering doing so;

(2) the Company has complied with the material terms of each of its Customer Contracts;

(3) to Seller’s Knowledge, no customer has violated or is currently in violation of any of the material terms, conditions or procedures applicable to the customer under its Customer Contract;

(4) the Company has entered into each of its Customer Contracts listed on Schedule 4.11(a)(1) in the Ordinary Course of Business and without the commission of any act, either alone or in concert with any other Person, and without any consideration having been paid or promised, that is or would be in violation of any Law or Order.

4.13 Permits

(a) Schedule 4.13(a) contains a complete and accurate list of all of the Permits held by the Company as of the date of this Agreement, copies of which have been made available to Buyer.

(b) Except as disclosed on Schedule 4.13(b):

(1) all of the Permits listed on Schedule 4.13(a) are valid and in full force and effect, and to Seller’s Knowledge, no other Permits are required for the lawful conduct of the Business as it is currently conducted;

(2) the Company is in compliance in all material respects with all of its Permits listed on Schedule 4.13(a);

(3) to Seller’s Knowledge, no event has occurred or circumstance exists that, with or without Notice or the passage of time or both, could (i) constitute or result in the Company’s violation of or failure to comply with any Permit listed on Schedule 4.13(a) or (ii) result in the revocation, withdrawal, suspension, cancellation, termination or material modification of any listed Permit;

(4) the Company has not received any Notice from any Governmental Authority or other Person regarding (i) any actual, alleged or potential violation of or failure to comply with any of its Permits listed on Schedule 4.13(a) or (ii) any actual, proposed or potential revocation, withdrawal, suspension, cancellation, termination or modification of any of its listed Permits; and

(5) the Company has duly filed on a timely basis all applications that were required to be filed for the renewal of its Permits listed on Schedule 4.13(a), and has duly made on a timely basis all other filings required to have been made in respect of the listed Permits.

4.14 Intellectual Property

(a) Schedule 4.14(a) contains the following:

(1) a complete and accurate list and description for the Company of (i) all of its Patents, Marks and Copyrights for which an application has been filed with or a registration issued by a Governmental Authority, (ii) all of its other Patents and Marks and (iii) all of the Software that it owns (collectively, its “Proprietary Intellectual Property”);

(2) a complete and accurate list and description of the Company’s licenses, sublicenses and other Contracts from or with third parties by which it uses or has the right to use a third party’s Intellectual Property (“Licensed Intellectual Property”); and

(3) a complete and accurate list of all licenses, sublicenses and other Contracts by which the Company has licensed, sublicensed or otherwise granted a third party the right to use its Proprietary Intellectual Property or Licensed Intellectual Property.

(b) Except as disclosed on Schedule 4.14(b);

(1) the Company has good and marketable title to all of its Proprietary Intellectual Property, free and clear of any Liens;

(2) the Company possesses all of the rights necessary to use all of its Proprietary Intellectual Property;

(3) to Seller’s Knowledge, (i) the Company’s Proprietary Intellectual Property is not violating or infringing and has not violated or infringed any third party’s Intellectual Property, and (ii) no third party is violating or infringing or has violated or infringed the Company’s Proprietary Intellectual Property; and

(4) no Suit is pending or, to Seller’s Knowledge, Threatened, that challenges the legality, validity, enforceability, use or exclusive ownership by the Company of any of its Proprietary Intellectual Property.

(c) Except as disclosed on Schedule 4.14(c):

(1) the Company possesses all of the rights necessary to use all of its Licensed Intellectual Property;

(2) the Company is not, and to Seller’s Knowledge, no other party is, in Default in a material respect under a license, sublicense or other Contract for Licensed Intellectual Property; and

(3) the Company has not given Notice to or received any Notice from any other Person relating to an alleged or potential Default under, or an intention to terminate or not renew, any license, sublicense or other Contract for Licensed Intellectual Property.

4.15 Undisclosed Liabilities

The Company does not have any Liabilities as of the date of this Agreement except for (i) Liabilities reflected on the Interim Balance Sheet, (ii) Liabilities that have arisen since the date of the Interim Balance Sheet in the Ordinary Course of Business and did not result from or arise out of a breach of Contract, tort or violation of any Law or Order and (iii) Liabilities disclosed on other Schedules to this Agreement.

4.16 Taxes

(a) The Company has filed all of the Tax Returns that it was required to file prior to the Closing Date. All Tax Returns that the Company filed prior to the date of this Agreement were correct and complete in all material respects, and all Taxes due in connection with those returns have been paid.

(b) No Tax Return that the Company filed prior to the date of this Agreement is currently under audit or examination, and the Company has not received Notice from any Governmental Authority that (i) any Tax Return that it filed will be audited or examined or that (ii) it is or may be liable for additional Taxes in respect of any Tax Return or for the payment of Taxes in respect of a Tax Return that it did not file (because, for example, it believed that it was not subject to taxation by the jurisdiction in question).

(c) The Company has withheld and paid to the proper Governmental Authority all Taxes that it was required to withhold and pay in respect of compensation or other amounts paid to any employee or independent contractor.

(d) The Company has charged, withheld and paid to the proper Governmental Authority all Taxes that it was required to charge, withhold and pay in respect of amounts paid by customers to the Company and amounts paid by the Company to vendors.

(e) Except as disclosed on Schedule 4.16(e), since January 1, 2012, the Company has not extended the time in which to file any Tax Return, waived the statute of limitations for any Tax or agreed to any extension of time for a Tax assessment or deficiency which extension, waiver or agreement is still in effect.

(f) Except as disclosed on Schedule 4.16(f), (i) the Company is not a party to any agreement providing for the allocation or sharing of Taxes, and (ii) the Company does not have any liability under Treasury Regulation §1.1502-6 or any similar provision of state Law for federal income Taxes or any other Tax of any Person other than itself.

(g) Schedule 4.16(g) contains a complete and accurate list of all Tax Returns that the Company has filed since January 1, 2012. Seller have made available to Buyer of all federal and state Tax Returns listed on Schedule 4.16(g).

4.17 No Material Adverse Change

Since the date of the Interim Balance Sheet (i) no material adverse change has occurred in the Company’s assets, financial condition, operations or operating results, and (ii) to Seller’s Knowledge, no event has occurred or circumstance exists, individually or in the aggregate, that reasonably would be expected to result in such a material adverse change.

4.18 Employee Benefits

(a) Schedule 4.18(a) contains a complete and accurate list of all of the current Employee Benefit Plans under which the Company has any Liability or obligation, or had any Liability or obligation at any time since January 1, 2012, whether contingent or otherwise. Seller has made available to Buyer copies of all Employee Benefit Plans listed on Schedule 4.18(a).

(b) Except as disclosed on Schedule 4.18(b), in the case of each Employee Benefit Plan listed on Schedule 4.18(a):

(1) the plan (and each related trust or insurance policy) complies in form and in operation in all material respects with the applicable requirements of ERISA and the Internal Revenue Code, as the case may be (or complied in form and operation while Seller maintained or contributed to or was bound by the plan or its employees participated in the plan);

(2) all required contributions to or premiums or other payments in respect of the plan have been paid, and all required reports and descriptions have been filed with the proper Governmental Authority or distributed to participants as required;

(3) there have been no “reportable events” (as defined in §4043 of ERISA) or non-exempt “prohibited transactions” (as defined in §406 of ERISA and §4975 of the Internal Revenue Code) in respect of the plan; and

(4) no Suit in respect of the administration of the plan or the investment of plan assets is pending or, to Seller’s Knowledge, Threatened, and to Seller’s Knowledge, there is no basis for any such Suit.

4.19 Insurance

(a) Schedule 4.19(a) contains complete and accurate lists of: (i) all insurance policies under which the Company is insured or covered or was insured or covered at any time since January 1, 2012; and (ii) all self-insurance arrangements by the Company, copies of each of which have been made available to Buyer.

(b) Schedule 4.19(b) contains complete and accurate lists of or provides:

(1) a summary, by year, of the loss experience under each insurance policy listed on Schedule 4.19(a);

(2) the amount and a brief description of each claim in excess of $25,000 under each insurance policy listed on Schedule 4.19(a); and

(3) a summary of the loss experience for all claims under each self-insurance arrangement listed on Schedule 4.19(a).

4.20 Compliance

Except as disclosed on Schedule 4.20:

(1) the Company is, and has been at all times since January 1, 2012, in compliance in all material respects with all Laws and Orders that are or were applicable to it or to the conduct of its portion of the Business;

(2) no event has occurred or circumstance exists that, with or without Notice or the passage of time or both, could (i) constitute or result in the Company’s violation of or its failure to comply with, in a material respect, any Law or Order applicable to the Business or (ii) give rise to any legal obligation of the Company to undertake or bear all or any portion of the cost of any remedial or corrective action of any kind; and

(3) since January 1, 2012, the Company has not received any Notice from any Governmental Authority or other Person regarding (i) its actual, alleged or potential violation of or failure to comply with any applicable Law or Order or (ii) its actual, alleged or potential obligation to undertake or bear all or any portion of the cost of any remedial or corrective action of any kind.

4.21 Legal Proceedings

(a) Schedule 4.21(a) contains a complete and accurate list of all pending Suits in which the Company is a party.

(b) Except as disclosed on Schedule 4.21(b), there were no other Suits at any time since January 1, 2012 in which the Company was a party. To Seller’s Knowledge, (i) there is no Threatened Suit against the Company or otherwise relating to the Business and (ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for any Suit to be brought or Threatened against the Company.

(c) To Seller’s Knowledge, no Suit is Threatened that challenges the Transaction or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the Transaction.

(d) Seller shall make available to Buyer copies of all relevant pleadings, documents and correspondence relating to any Suits disclosed on Schedule 4.21(a) and Schedule 4.21(b).

4.22 Absence of Certain Events

Except as disclosed on Schedule 4.22, since the date of the Interim Balance Sheet, the Company has not:

(1) sold, leased, transferred or disposed of any of its assets, including Inventory, except in the Ordinary Course of Business;

(2) entered into any Contract except in the Ordinary Course of Business;

(3) terminated, accelerated or modified any Contract to which it is or was a party or by which it is or was bound, or has agreed to do so, or has received Notice that another party has done so or intends to do so, except in the case of Contracts that expired in accordance with their terms or that were terminated in the Ordinary Course of Business;

(4) imposed or permitted any Lien, other than Permitted Liens, on any of its assets except in the Ordinary Course of Business;

(5) delayed or postponed (beyond its normal practice) payment of its accounts payable and other current liabilities;

(6) cancelled, compromised, waived or released any material claim or right outside of the Ordinary Course of Business;

(7) experienced any material damage, destruction or loss to any of its assets, whether or not covered by insurance;

(8) changed the base compensation or other terms of employment of any of its employees;

(9) paid a bonus to any employee;

(10) adopted a new Employee Benefit Plan, terminated any existing plan or increased the benefits under or otherwise modified any existing plan except as contemplated in this Agreement;

(11) amended its Organizational Documents;

(12) issued, sold, redeemed or repurchased any equity interests or other securities or retired any Indebtedness;

(13) made any capital expenditures in excess of $25,000 in the aggregate;

(14) made any material change in its accounting principles or methods; or

(15) entered into any Contract to do any of the matters described in the preceding clauses (1)–(14).

4.23. Environmental Matters

(a) Except as disclosed on Schedule 4.23(a):

(1) the Company is in compliance in all material respects with all Environmental Laws and was in compliance in all material respects with all Environmental Laws at all times in the past;

(2) the Company has, and is in compliance in all material respects with, all Environmental Permits required to conduct its portion of the Business as it is currently conducted, and had, and was in compliance in all material respects with, all Environmental Permits required to conduct its portion of the Business as it was conducted at all times in the past;

(3) the Company has not received and, to Seller’s Knowledge, there is no reasonable basis to expect the Company to receive, Notice from any Governmental Authority, any private citizen acting in the public interest, the current or prior owners or operator of any current or former facility, or any other Person, of (i) any actual or alleged violation or failure to comply with any material requirement under any Environmental Law or Occupational Safety and Health Law or (ii) any actual or alleged Cleanup Liability or other Environmental Liability;

(4) the Company does not have any Cleanup Liability or other Environmental Liability in respect of any Leased Facility or former facility, any property adjoining any such facility, or any assets used or held for use in the conduct of the Business;

(5) except for Hazardous Materials stored, used or processed in the Ordinary Course of Business and in compliance with all Environmental Laws and Environmental Permits, there are no Hazardous Materials at any Leased Facility; and except for Hazardous Activities conducted in the Ordinary Course of Business and in compliance with all Environmental Laws and Environmental Permits, the Company has not permitted or conducted any Hazardous Activity at any Leased Facility;

(6) there has not been any Release or threatened Release by the Company of any Hazardous Materials at or from any Leased Facility or any property adjoining any leased Facility;

(7) the Company has not assumed, undertaken, provided an indemnity in respect of or otherwise become subject to any Cleanup Liability or other Environmental Liability of another Person; and

(8) the Company does not currently, and did not formerly, own, operate, occupy or lease a landfill.

(b) Schedule 4.23(b) of the Disclosure Schedule sets forth any of the following items that the Company has in its possession or under its control: (i) all environmental audits, assessments or occupational health studies relating to the assets, Leased Facility, properties or business of the Company undertaken by a Governmental Authority or the Company or any of their agents; (ii) the results of any groundwater, soil, air or asbestos monitoring undertaken with respect to the Leasehold Premises; (iii) all written communications, including without limitation warning notices, notices of violation, requests for information, complaints, demands, judgments, orders, consent orders or decrees between the Company and any federal, state or local environmental agencies or any person or entity within the applicable statutory limitations period; and (iv) all citations, penalties, orders, judgments, and decrees issued to the Company within the past 10 years under the Occupational Safety and Health Act (29 U.S.C. Sections 651 et seq.); but no disclosure pursuant to Schedule 4.23(b) shall limit or otherwise affect the representations and warranties elsewhere in Section 4.23 or in other sections of this Agreement.

4.24 Employees

(a) Schedule 4.24(a) contains a complete and accurate list of the Company’s employees as of the date of this Agreement, including employees on leave of absence: name, job title, date of hire and current base compensation.

(b) Schedule 4.24(b) contains a complete and accurate list of the Company’s written employment, consulting, independent contractor, bonus, incentive, severance, confidentiality, noncompetition, proprietary rights and other related Contracts with its employees, consultants and independent contractors.

(c) To Seller’s Knowledge, the Company has complied in all material respects with all applicable documentation requirements of the United States Immigration and Customs Enforcement in respect of its employees.

(d) Except for Contracts with the Company listed on Schedule 4.24(b), to Seller’s Knowledge, no employee of the Company is a party to or is otherwise bound by any confidentiality, noncompetition or proprietary rights Contract with any Person that would limit or restrict the scope of his or her duties as an employee of the Company or Buyer (if hired by Buyer) following Closing.

(e) The Company is not a party to any employee-leasing Contract.

4.25 Labor Relations

(a) The Company is not and has never been a party to any collective bargaining agreement or other labor Contract.

(b) The Company is not experiencing and has not experienced at any time since January 1, 2012, (i) any strike, slowdown, picketing or work stoppage by or lockout of its employees, (ii) any Suit relating to any alleged violation of any Law or Order relating to labor relations or employment matters (including any charge or complaint filed by an employee or union with the U.S. National Labor Relations Board or Equal Employment Opportunity Commission or other comparable Governmental Authority), or (iii) any activity to organize or establish a collective bargaining unit, trade union or employee association.

4.26 Certain Payments

With the exception of cash political contributions in compliance with applicable Law, the Company and Seller have not, and to Seller’s Knowledge, no officer, director, employee or agent of the Company, or any other Person associated with or acting for the Company or Seller, has directly or indirectly made or paid any contribution, gift, bribe, rebate, payoff, kickback or other payment, whether in money, property or services or any other form, to any Person in order to gain or pay for favorable treatment in obtaining business or in violation of any Law.

4.27 Related Parties

Except as disclosed on Schedule 4.27, neither Seller nor any Related Party has or had at any time since January 1, 2012, a direct or indirect financial or other interest in any transaction or other business dealings with the Company, whether as a customer, supplier, vendor or in any other capacity, except as an officer, director, employee or agent of the Company.

4.28 Broker’s Fee

Except as disclosed on Schedule 4.28, the Company and Seller do not have any liability or obligation to pay any fees or commissions to any broker, finder or agent in respect of the Transaction.

4.29 Warranties

Except as disclosed on Schedule 4.29, no product manufactured, sold, leased, or delivered by the Company, or work performed by the Company, is subject to any guaranty, warranty, or other indemnity. Each product manufactured, sold, leased, or delivered by the Company, and all work performed by the Company, has been in conformity with all applicable contractual commitments and all express and implied warranties, and is free from defects. No product manufactured, sold, leased, or delivered by the Company may be returned for refund except to the extent consistent with the prior experience of the Company for 2015.

4.30 Product Liability

To Seller’s knowledge, the Company has no Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by the Company or as a result of any work performed by the Company.

4.31 Bank Accounts

Schedule 4.31 contains a true and accurate list of each bank in which the Company has an account or safe-deposit box, the name in which the account or box is held and the names of all persons authorized to draw thereon or have access thereto.

4.32 Investment in Fenix Shares

Seller understands and acknowledges that the Fenix Shares have not been and will not be registered under the Securities Act or under any state securities Laws, and are being offered and sold in reliance on federal and state exemptions for transactions not involving a public offering. Seller is acquiring the Fenix Shares solely for his own account for investment purposes and not with a view to a distribution of his Fenix Shares. Seller (i) is an investor with knowledge and experience in business and financial matters, (ii) has received certain information about Buyer and has had the opportunity to obtain additional information as he desires in order to evaluate the merits and risks inherent in holding the Fenix Shares, and (iii) is able to bear the economic risk and lack of liquidity inherent in holding the Fenix Shares.

4.33 Delivery of Documents

Seller has delivered or made available to Buyer original versions or copies of all documents, instruments, notices, correspondence and the like, that are listed or described in this Article 4 or the disclosure schedules delivered by Seller and which are reasonably related to a representation or warranty (or an exception thereto) made by Seller herein. All copies of documents that Seller has made available to Buyer under this Agreement have been true and complete copies of authentic originals.

Article 5

Representations and Warranties

of Buyer

In order to induce Seller to enter into this Agreement, Buyer represents and warrants to Seller as follows:

5.1 Organization

(a) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as it is now being conducted.

(b) Buyer is duly qualified to do business as a foreign corporation and is in good standing under the Laws of each state or other jurisdiction in which qualification is required by applicable Law.

5.2 Authorization and Enforceability

(a) Buyer has full corporate power and authority to execute and deliver this Agreement and each of its Closing Documents and to perform its obligations under this Agreement and each of its Closing Documents. Buyer’s execution, delivery and performance of this Agreement and each of its Closing Documents have been duly authorized by all necessary action required by its Organizational Documents.

(b) This Agreement constitutes and, upon Buyer’s execution of its Closing Documents, each of Buyer’s Closing Documents (including, but not limited to, the Note, if any) will constitute, a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

5.3 No Violation

Buyer’s execution, delivery and performance of this Agreement and the closing of the Transaction will not, either directly or indirectly, and with or without Notice or the passage of time or both:

(1) violate or conflict with Buyer’s Organizational Documents or any resolution adopted by its board of directors or stockholders;

(2) result in a Default under any Contract to which Buyer is a party; or

(3) violate or conflict with, or give any Governmental Authority or other Person the right to challenge the Transaction or to obtain any other relief under, any material Law or Order to which Buyer is subject.

5.4 No Consent Required

Buyer’s execution, delivery and performance of this Agreement and each of its Closing Documents does not require any Notice to, filing with, Permit from or other Consent of any Governmental Authority or other Person.

5.5 Buyer SEC Reports

(a) Buyer has filed with the U.S. Securities and Exchange Commission (“SEC”) all reports, forms and other documents that it was required to file (the “Buyer SEC Reports”), each of which complied as to form and content in all material respects with the applicable requirements of the Securities Act or the federal Securities Exchange Act of 1934, as the case may be, and the related SEC rules and regulations in effect on the date that the report, form or document was filed.

(b) No Buyer SEC Report, including any financial statements or schedules included or incorporated by reference in any Buyer SEC Report, contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference or otherwise necessary in order to make the statements in the Buyer SEC Report, in light of the circumstances in which they were made, not misleading.

(c) Buyer’s consolidated financial statements included in any Buyer SEC Report complied as to form in all material respects with applicable accounting requirements and the relevant published rules and regulations of the SEC.

5.6 Broker’s Fee

Buyer does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent in respect of the Transaction.

Article 6

Pre-Closing Events

6.1 General Cooperation

Pending Closing, the Parties shall use commercially reasonable efforts to take all actions that may be necessary to close the Transaction in accordance with the terms of this Agreement (but Buyer shall not be required to waive any of the Buyer Closing Conditions, and Seller shall not be required to waive any of the Seller Closing Conditions).

6.2 Conduct of Business

Pending Closing, Seller shall:

(a) cause the Business to be conducted in the Ordinary Course of Business, and use commercially reasonable efforts to maintain the Business substantially intact and to preserve its goodwill and advantageous relationships with customers, employees, suppliers and other Persons having business dealings with the Business; and

(b) not take any affirmative action that results in the occurrence of an event described in Section 4.22, and take any reasonable action within Seller’s control that would avoid the occurrence of an event described in Section 4.22.

6.3 Access to Information

(a) Pending Closing, Seller shall:

(1) afford Buyer and its representatives (including its lawyers, accountants, environmental consultants and the like) reasonable access during normal business hours, but without unreasonable interference with operations, to the Company’s Facilities and to its Books and Records and other documents relating to the Business;

(2) make the Company’s officers and key employees available to respond to reasonable inquires by Buyer regarding the Business;

(3) furnish Buyer and its representatives with all information and copies of all documents concerning the Business that Buyer and its representatives reasonably request; and

(4) otherwise cooperate with Buyer in its due diligence activities.

(b) Except as is reasonably required in order to satisfy the Closing Condition described in Section 8.1(a)(4), Buyer shall not contact the Company’s customers without Seller’s prior permission.

6.4 Notice of Developments

Pending Closing, Seller shall promptly give Notice to Buyer of:

(a) any fact or circumstance of which they become aware that causes or constitutes an inaccuracy in or breach of any of Seller’s representations and warranties in Article 4 as of the date of this Agreement;

(b) any fact or circumstance of which they become aware that would cause or constitute an inaccuracy in or breach of any of Seller’s representations and warranties in Article 4 if those representations and warranties were made on and as of the date of occurrence or discovery of the fact or circumstance; and

(c) the occurrence of any event of which they become aware that reasonably could be expected to make satisfaction of any Buyer Closing Condition impossible or unlikely.

6.8 Supplements to Schedules

Pending Closing, Seller shall supplement or correct the Schedules to Article 4 as necessary to insure their completeness and accuracy. No proposed supplement or correction to any Schedule to Article 4 shall be effective, however, or shall cure any breach or inaccuracy in any of the representations and warranties in Article 4, unless Buyer consents in writing to the proposed supplement or correction.

6.9 Exclusivity

Pending Closing, neither Seller nor the Company shall directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving (i) the sale of the Business or any of its assets, other than sales of assets in the Ordinary Course of Business, (ii) any amalgamation, merger, consolidation, business combination or similar transaction involving the Company or (iii) any sale or issuance of the Shares or other equity securities (including convertible securities) in the Company.

6.10 Filings by Seller

As promptly as practicable after the date of this Agreement, Seller shall give each Notice, make each filing and obtain each Permit or other Consent listed on Schedule 4.4, if any. To the extent that the cooperation of Buyer is necessary or, in Seller’s reasonable judgment, desirable, Buyer shall cooperate with Seller in regard to any Notices, filings, Permits and other Consents listed on Schedule 4.4.

Article 7

Post-Closing Events

7.1. Customer Payments

(a) Seller shall promptly, and in any event no less often than monthly, turn over to the Company any customer payments mistakenly made to or collected by Seller after the Closing Date in respect of (i) any Account Receivable of the Company that was taken into account in the determination of the Final Purchase Price (other than any such Account Receivable that was not collected as of the end of the 90-day period following the Closing Date, provided such uncollected Accounts Receivable have been assigned to Seller) or (ii) services provided by the Company after the Closing Date.

(b) Buyer shall, and shall cause the Company to, promptly, and in no event less often than monthly, turn over to Seller any customer payments mistakenly made to or otherwise collected by the Company or Buyer after the Closing Date in respect of any Account Receivable of the Company that was not taken into account in the determination of the Final Purchase Price, and shall assign such Accounts Receivable to Seller.

7.2 Post-Closing Company Tax Returns

(a) Seller shall cause to be prepared, for filing by Buyer, all Tax Returns that the Company is required to file after the Closing Date for any taxable period ending on or prior to the Closing Date, and Seller shall be solely responsible for the payment of all Taxes due in connection with these returns.

(b) Buyer shall prepare and file all federal, state and local Tax Returns that the Company is required to file for any taxable period beginning on or after the Closing Date, and it shall be solely responsible for the payment of all Taxes due in connection with these returns.

(c) For all Tax Returns that the Company is required to file for any taxable period beginning before and ending after the Closing Date (a “Straddle Period”), Buyer shall prepare and file such Tax Returns and shall be responsible for the payment of all Taxes due in connection with these returns, subject to the obligation of Seller to reimburse Buyer for the portion of each such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date (the “Reimbursable Portion”). In this regard:

(1) in the case of a Tax for a Straddle Period that is based on or related to income or receipts or is imposed in connection with the sale of goods or services (e.g., state sales Tax or use Tax), the Reimbursable Portion of the Tax shall be equal to the amount that would have been payable if the Straddle Period had ended on (and included) the Closing Date; and

(2) in the case of a Tax for a Straddle Period that is imposed in respect of the assets of the Company or is otherwise measured by the value or level of any item, the Reimbursable Portion of the Tax shall be equal to the product of the Tax multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(d) Seller shall reimburse Buyer for the Reimbursable Portion of any Tax payable under Section 7.2(c) no later than 10 Business Days after Buyer provides Seller with Buyer’s calculation of the Reimbursable Portion together with a copy of the underlying Tax Return as filed with the appropriate Governmental Authority. Seller shall have the right to review and approve each such Tax Return (which approval shall not be unreasonably withheld or delayed) and at least 10 Business Days in which to comment on it before it is filed.

(e) Buyer shall not, and Buyer shall cause the Company to not, take any action that would increase Seller’s Tax liability for the pre-Closing period without Seller’s prior written consent (but this restriction shall not apply to actions in good faith that Buyer takes, or causes the Company to take, in compliance with its Tax obligations).

7.3. Cooperation on Tax Matters

(a) From and after the Closing Date, Buyer shall cooperate with Seller to enable Seller to cause to be prepared all Tax Returns that Seller is required to cause to be prepared pursuant to Section 7.1(a); and in this regard, Buyer shall retain and make available to Seller all of the Company’s Books and Records that Seller reasonably requires and cause the Company to sign all Tax Returns that Seller causes to be prepared. Buyer shall have the right to review and approve each such Tax Return and at least 10 Business Days in which to comment on it before it is filed.

(b) Seller shall have the right to review each Tax Return for a Straddle Period that Buyer is required to file pursuant to Section 7.2(b) and at least 10 Business Days in which to comment on it before it is filed.

(c) Buyer shall promptly provide Notice to Seller of any audit, litigation or other proceeding in respect of any Tax or Tax Return relating to a taxable period ending on or before the Closing Date, and Buyer and Seller shall cooperate with one another in connection with any such audit, litigation or other proceeding. In Buyer’s case, this cooperation shall include retaining and making available to Seller all of the Company’s Books and Records that Seller reasonably requires and, to the extent that Seller reasonably considers necessary, causing the Company’s employees to be available on a mutually convenient basis to provide additional information or explanation. Prior to the Company’s destroying or discarding any Books and Records for any period prior to the Closing Date, Buyer shall give reasonable Notice to Seller and, if he so requests, shall allow Seller to take possession of such Books and Records.

Article 8

Conditions to Closing

8.1 Buyer Closing Conditions

(a) Buyer’s obligation to purchase the Shares and to close the Transaction is subject to the satisfaction of each of the following conditions (the “Buyer Closing Conditions”) at or prior to Closing:

(1) Seller’s representations and warranties in Article 4, as qualified or limited by any exceptions in the Schedules to Article 4, are true and correct on the Closing Date as if made at and as of Closing (other than representations and warranties that address matters as of a certain date, which were true and correct as of that date);

(2) Seller has executed and delivered all of the documents and instruments that he is required to execute and deliver or enter into prior to or at Closing, and has performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that he is required to perform, comply with or satisfy at or prior to Closing;

(3) each Notice or filing listed on Schedule 4.4 has been duly given or made, and each Consent or Permit listed on Schedule 4.4 has been obtained and is in full force;

(4) Buyer is satisfied, in its sole discretion, that each Key Vendor listed on Schedule 8.1 intends to continue to do business with Buyer on terms and conditions substantially similar to the terms and conditions applicable to such Key Vendor prior to the Effective Time;

(5) Buyer is satisfied, in its sole discretion, with its review of the regulatory, environmental condition and compliance history of the Business;

(6) since the date of this Agreement, there shall have been no material adverse change in any of the Company’s assets, financial condition, operations or operating results;

(7) since the date of this Agreement, no Suit has been initiated or Threatened that challenges or seeks damages or other relief in connection with the Transaction or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the Transaction; and

(8) the Company shall have cash or cash equivalents as a component of Final Closing Date Working Capital of not less than $500,000.

(b) Buyer may waive any condition specified in this Section 8.1 by a written waiver delivered to Seller at any time prior to or at Closing.

8.2 Seller Closing Conditions

(a) Seller’s obligation to sell the Acquired Assets, and the obligation of Seller to close the Transaction, is subject to the satisfaction of each of the following conditions (the “Seller Closing Conditions”) at or prior to Closing:

(1) Buyer’s representations and warranties in Article 5 are true and correct on the Closing Date as if made at and as of Closing;

(2) Buyer has executed and delivered all of the documents and instruments that it is required to execute and deliver or enter into prior to or at Closing, and has performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that it is required to perform, comply with or satisfy prior to or at Closing; and

(3) since the date of this Agreement, no Suit has been initiated or threatened that challenges or seeks damages or other relief in connection with the Transaction or that could seeks to prevent the Transaction.

(b) Seller may waive any condition specified in this Section 8.2 by a written waiver delivered to Buyer at any time prior to or at Closing.

Article 9

Termination

9.1 Termination

(a) This Agreement may be terminated by Buyer, upon notice to Seller, if, prior to or at Closing:

(1) Seller Defaults in the performance of any of his material obligations under this Agreement and the Default is not cured within five Business Days after Buyer gives notice of the breach or default to Seller;

(2) any Buyer Closing Condition is not satisfied as of December 31, 2015, or satisfaction of any Buyer Closing Condition is or becomes impossible (other than as a result of Buyer’s breach of or failure to perform its obligations under this Agreement), and Buyer does not waive satisfaction of the condition; or

(3) Closing has not occurred by December 31, 2015 (other than as a result of Buyer’s breach of or failure to perform its obligations under this Agreement).

(b) This Agreement may be terminated by Seller, upon notice to Buyer, if, prior to or at Closing:

(1) Buyer Defaults in the performance of any of its material obligations under this Agreement and the Default is not cured within five Business Days after Seller give notice of the breach or default to Buyer;

(2) any Seller Closing Condition is not satisfied as of December 31, 2015, or satisfaction of any Seller Closing Condition is or becomes impossible (other than as a result of Seller’s breach of or failure to perform his obligations under this Agreement) and Seller do not waive satisfaction of the condition;

(3) pursuant to Section 6.8, (i) Seller proposes a supplement or correction to any Schedule to Article 4, (ii) the supplement or correction is proposed in good faith and (iii) Buyer unreasonably declines to consent to the proposed supplement or correction within five Business Days of the receipt of such supplement or correction; or

(4) Closing has not occurred by December 31, 2015 (other than as a result of Seller’s breach of or failure to perform his obligations under this Agreement).

(c) This Agreement may be terminated by the written agreement of the Parties.

9.2 Effect of Termination

The right of termination under Section 9.1 is in addition to any other rights that a Party may have under this Agreement or otherwise, and a Party’s exercise of a right of termination shall not be considered an election of remedies. Notwithstanding the termination of this Agreement pursuant to Section 9.1, the Parties’ obligations under Section 11.5 shall survive and continue indefinitely.

Article 10

Indemnification

10.1 Indemnification by Seller

(a) Subject to Sections 10.3 and 10.4, Seller agrees to indemnify Buyer against and hold Buyer harmless from:

(1) any Indemnifiable Loss that Buyer may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by Seller in Article 4;

(2) any Indemnifiable Loss that Buyer may suffer or incur that is caused by, arises out of or relates to Seller’s breach of or failure to perform any of his obligations in this Agreement in any material respect; and

(3) any Excluded Liability.

(b) The benefit of Seller’s indemnification obligations under this Section 10.1 shall extend to Buyer’s officers, directors, employees and agents and its affiliates.

10.2 Indemnification by Buyer

(a) Subject to Section 10.4, Buyer agrees to indemnify Seller against and hold Seller harmless from:

(1) any Indemnifiable Loss that Seller may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by Buyer in Article 5;

(2) any Indemnifiable Loss that Seller may suffer or incur that is caused by, arises out of or relates to Buyer’s breach of or failure to perform any of its obligations in this Agreement in any material respect;

(3) any Permitted Liability; and

(4) any Liability arising out of Buyer’s ownership or operation of the Business after the Closing Date other than any Excluded Liability (a “Buyer Operating Liability”).

(b) The benefit of Buyer’s indemnification obligation under this Section 10.2 shall extend to Seller’s heirs and legal representatives.

10.3 Threshold

(a) In respect of Buyer’s assertion of an Indemnification Claim under Section 10.1(a)(1), Buyer shall not be entitled to indemnification until the aggregate amount for which indemnification is sought exceeds $25,000 (the “Threshold”). If the Threshold is reached, Buyer may assert an Indemnification Claim for the amount of the Indemnification Claim in excess of the Threshold and may assert any subsequent Indemnification Claim under Section 10.1(a)(1) without regard to the Threshold. No Threshold shall apply, however, to any Indemnifiable Loss caused by, arising out of or relating to (i) any inaccuracy in or breach of a Core Representation or (ii) any intentional or fraudulent breach of a representation or warranty.

(b) No Threshold shall apply to Buyer’s assertion of an Indemnification Claim under Section 10.1(a)(2) or Section 10.1(a)(3).

(c) No Threshold shall apply to the assertion of an Indemnification Claim by Seller under Section 10.2.

10.4 Caps and Other Limits

(a) Subject to Sections 10.4(b) and 10.4(c): (i) the liability of Seller as a result of Seller’s indemnification obligations under Section 10.1(a)(1) shall not exceed an aggregate amount of $3,600,000, with the exception that any liability of Seller as a result of Seller’s indemnification obligation under Section 10.1(a)(1) for a breach of a Core Representation shall not exceed the Final Purchase Price; and (ii) the aggregate liability of Seller as a result of Seller’s indemnification obligations pursuant to Section 10.1(a)(2) and Section 10.1(a)(3) shall not exceed the Final Purchase Price.

(b) No cap under Section 10.4(a) shall apply to any Indemnifiable Loss caused by, arising out of or relating to any fraud or intentional misrepresentation on the part of Seller.

(c) In respect of Indemnification Claims under Section 10.1:

(1) in the case of Section 10.1(a)(1), an Indemnification Claim may not be asserted after the second anniversary of the Closing Date, except in respect of any inaccuracy in or breach of (i) the Tax Representation or the Environmental Representation, or (ii) any of the Core Representations, for which in either case an Indemnification Claim may be asserted at any time subject to the applicable statute of limitations;

(2) an Indemnification Claim under Section 10.1(a)(2) may not be asserted after the second anniversary of the Closing Date; and

(3) an Indemnification Claim under Section 10.1(a)(3) may be asserted at any time, without expiration.

(d) In respect of Indemnification Claims under Section 10.2:

(1) in the case of Section 10.2(a)(1), an Indemnification Claim may not be asserted after the second anniversary of the Closing Date, except in respect of any inaccuracy in or breach of any of the representations and warranties in Section 5.2 (“Authorization and Enforceability”), for which an Indemnification Claim may be asserted at any time subject to the applicable statute of limitations; and

(2) an Indemnification Claim under Section 10.2(a)(2) may not be asserted after the second anniversary of the Closing Date; and

(3) an Indemnification Claim under Section 10.2(a)(3) or Section 10.2(a)(4) may be asserted at any time subject to the applicable statute of limitations.

10.5 Notice of Indemnification Claim

(a) The Indemnified Party may assert an Indemnification Claim within the applicable period provided in Section 10.4 by giving written Notice of the Indemnification Claim to the Indemnifying Party. The Indemnified Party’s Notice shall provide reasonable detail of the facts giving rise to the Indemnification Claim and a statement of the Indemnified Party’s Indemnifiable Loss or an estimate of the Indemnifiable Loss that the Indemnified Party reasonably anticipates that it will suffer. The Indemnified Party may amend or supplement its Indemnification Claim at any time, and more than once, by written Notice to the Indemnifying Party.

(b) If or to the extent that the Indemnification Claim is not in respect of a Third Party Suit, Section 10.6 shall apply. If or to the extent that the Indemnification Claim is in respect of a Third Party Suit, Section 10.7 shall apply.

10.6 Resolution of Claims

(a) If the Indemnifying Party does not object to an Indemnification Claim during the 30-day period following receipt of the Indemnified Party’s Notice of its Indemnification Claim, the Indemnified Party’s Indemnification Claim shall be considered undisputed, and the

Indemnified Party shall be entitled to recover the actual amount of its Indemnifiable Loss, subject, in the case of an Indemnification Claim by Buyer, to the Threshold, if any, in Section 9.3(a) and to the applicable cap in Section 9.4(a).

(b) If the Indemnifying Party gives Notice to the Indemnified Party within the objection period that the Indemnifying Party objects to the Indemnified Party’s Indemnification Claim, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve their differences during the 30-day period following the Indemnified Party’s receipt of the Indemnifying Party’s Notice of its objection. If they fail to resolve their disagreement during this 30-day period, either of them may unilaterally submit the disputed Indemnification Claim for binding arbitration before the American Arbitration Association in Chicago, Illinois in accordance with its rules for commercial arbitration in effect at the time. The award of the arbitrator or panel of arbitrators may include attorneys’ fees to the prevailing Party. The prevailing Party may enforce the award of the arbitrator or panel of arbitrators in any court of competent jurisdiction.

10.7 Third Party Suits

(a) Buyer shall promptly give Notice to Seller of any Third Party Suit, which may be given by Notice of an Indemnification Claim in respect of the Third Party Suit. Buyer’s failure or delay in giving this Notice shall not relieve Seller from his indemnification obligation under this Article 9 in respect of the Third Party Suit, except to the extent that Seller suffer or incur a loss or are prejudiced by reason of Buyer’s failure or delay.

(b) Subject to Section 10.7(c), Buyer shall control the defense of any Third Party Suit with counsel reasonably satisfactory to Seller. Seller shall be entitled to copies of all pleadings and, at his expense, may participate in, but not control, the defense and employ his own counsel.

(c) Seller may assume control of the defense of a Third Party Suit at any time during the course of the Third Party Suit if all of the following conditions are and remain satisfied:

(1) the Third Party Suit seeks only money damages and does not seek injunctive or other equitable relief against Buyer;

(2) Seller unconditionally acknowledges in writing to Buyer that Seller is obligated to indemnify Buyer in full in respect of the Third Party Suit (except for any matters that are not subject to indemnification under this Agreement);

(3) the counsel chosen by Seller to defend the Third Party Suit is reasonably satisfactory to Buyer;

(4) Seller furnishes Buyer with evidence reasonably satisfactory to Buyer that Seller has sufficient financial resources to defend the Third Party Suit and to satisfy his indemnification obligations in respect of the Third Party Suit;

(5) Seller actively and diligently defends the Third Party Suit; and

(6) Seller consults with Buyer regarding the Third Party Suit at Buyer’s reasonable request.

(d) If Seller assumes the defense of the Third Party Suit, Buyer shall be entitled to copies of all pleadings and, at its expense, may participate in, but not control, the defense and employ its own counsel.

(e) Regardless of whether Buyer or Seller control the defense of a Third Party Suit, both Parties shall cooperate in its defense.

(f) Buyer’s settlement of a Third Party Suit in which Buyer controls the defense shall also be binding on Seller, in the same manner as if a final judgment in the amount of the settlement had been entered by a court of competent jurisdiction, if and only if, as part of the settlement, Seller receives a binding release providing that any liability of Seller in respect of the Third Party Suit is being satisfied as part of the settlement. Buyer shall give Seller at least 30 days’ prior Notice of any proposed settlement, and during this 30-day period, Seller may assume the defense of the Third Party Suit in accordance with Section 10.7(c). If Seller assumes the defense, Buyer shall not enter into the proposed settlement.

(g) Seller may settle a Third Party Suit in which Seller controls the defense only if the following conditions are satisfied:

(1) the terms of settlement do not require any admission by Buyer or Seller, in respect of any matters subject to indemnification under this Article 10, that in Buyer’s reasonable judgment would have an adverse effect on the Business or Buyer; and

(2) as part of the settlement, Buyer receives a binding release providing that any liability of Buyer in respect of the Third Party Suit is being satisfied as part of the settlement.

(h) A Party’s failure to defend a Third Party Suit shall not relieve the other Party of its indemnification obligation under this Article 10 if such Party gives such other Party at least 30 days’ prior Notice of such Party’s intention not to defend the Third Party Suit and affords such other Party the opportunity to assume the defense without having to satisfy the conditions in Section 10.7(c).

10.8 Remedies

Each Party’s sole and exclusive remedy for all claims and causes of action against the other Party, including (i) those relating to any inaccuracy in or breach of any representation and warranty in this Agreement, (ii) in the case of Buyer, those relating to any Excluded Liability and (iii) in the case of Seller, those relating to any Permitted Liability or Buyer Operating Liability, shall be indemnification as provided in and limited by this Article 10. The provisions of this Section 10.8 shall not apply, however, (x) in the case of fraud or intentional misrepresentation on the part of Seller or Buyer, (y) to Buyer’s enforcement of the noncompetition and confidentiality agreements to be entered into in connection with this Agreement or (z) to Seller’s enforcement of the Note, if any. The parties acknowledge that (i) Buyer is holding back certain amounts to secure its indemnification rights and that such amounts will be place in escrow at Closing and governed by the Escrow Agreement (the “Escrow Deposit”), (ii) the Escrow Agreement provides that the Escrow Deposit may be distributed to the Buyer if the Buyer issues a note to the Seller in substantially the form attached to the Escrow Agreement as Exhibit B (the “Note”), and (iii) such Note, if issued, will replace the Escrow Deposit as the means of securing Buyer’s indemnification rights hereunder.

10.9 Mitigation

Each Indemnified Party shall take, and cause its affiliates to take, all reasonable steps to mitigate any Indemnifiable Losses upon becoming aware of any event or circumstance that reasonably would be expected to, or does, give rise to an Indemnifiable Loss; but an Indemnified Party shall not be required to incur material out-of-pocket fees or expenses in connection with such mitigation. Any failure to mitigate in accordance with this Section 10.9 shall not relieve the Indemnifying Party of its indemnification obligations under this Article 10 except to the extent that the Indemnifying Party is actually prejudiced as a result.

Article 11

Miscellaneous

11.1 Expenses

Each Party shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the closing of the Transaction.

11.2 Schedules

Nothing in any Schedule to Article 4 shall be considered adequate to constitute an exception to the related representation and warranty in Article 4 unless the Schedule describes the relevant facts in reasonable detail. Any exception in a Schedule to Article 4 shall be considered an exception to other representations and warranties in Article 4 to which such exception may relate if it is reasonably apparent on its face that the exception relates to such other representations and warranties in Article 4.

11.3 Parties’ Review

Any Knowledge acquired by a Party (or that should have been or could have been acquired) as a result of any due diligence or other review or investigation in connection with the negotiation and execution of this Agreement and the closing of the Transaction shall not limit that Party’s right to rely on the other Party’s representations and warranties in this Agreement or circumscribe that Party’s entitlement to indemnification under this Agreement. A Party acquiring Knowledge prior to Closing that one or more of the other Party’s representations and warranties is inaccurate in any material respect shall promptly give Notice to the other Party of the relevant facts.

11.4 Publicity

Any public announcement or similar publicity regarding this Agreement or the Transaction shall be issued as, when and in the manner and form on which the Parties agree, with the exception that Buyer may make any public disclosure that it believes in good faith is required by applicable Laws without the prior agreement of Seller (including notices to customers or Governmental Authorities as required by applicable Laws).

11.5 Confidentiality

Subject to Buyer’s requirements to make public disclosures that Buyer believes in good faith to be required by applicable securities or other Laws, each Party shall maintain in confidence, and, in the case of Buyer, shall cause its directors, officers, employees, agents and advisors to maintain in confidence, and use only for the purposes contemplated by this Agreement, all written, oral or other information obtained in confidence from Seller in connection with this Agreement or the Closing. All such information shall be considered confidential information for purposes of the confidentiality agreement dated June 17, 2015 between Buyer and Seller and shall be subject to and governed by the terms and conditions of that agreement.

11.6. Notices

(a) All Notices under this Agreement shall be in writing and sent by certified or registered mail, overnight messenger service, facsimile, email or personal delivery, as follows:

(1) if to Seller, to or in care of

Mr. Brent R. Butler

584 McSwain Road

Forest City, North Carolina 28043

Fax: 828-248-9984

with a required copy to:

Robert W. Wolf, Attorney

138 S. Broadway Street

Forest City, NC 28043

Fax: 828-245-7359

(2) if to Buyer, to:

Fenix Parts, Inc.
One Westbrook Corporate Center
Westchester, Illinois 60154
Attention:	Mr. Scott Pettit
Chief Financial Officer
Fax: (630)

with a required copy to:

Johnson and Colmar

2201 Waukegan Road, Suite 260

Bannockburn, Illinois 60015

Attention: Mr. Craig P. Colmar

Fax: (312) 922-9283

(b) A Notice sent by certified or registered mail shall be considered to have been given three Business Days after being deposited in the mail. A Notice sent by overnight courier service or personal delivery shall be considered to have been given when actually received by the intended recipient. A Notice sent by facsimile transmission or by email shall be considered to have been given on the date sent or on the next Business Day if sent after normal business hours of the recipient. A Party may change its or his address for purposes of this Agreement by Notice in accordance with this Section 11.6.

11.7 Further Assurances

The Parties agree to (i) furnish upon request to one another other such further information, (ii) execute and deliver to each other such other documents and (iii) do such other acts and things, that either Party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to in this Agreement.

11.8 Waiver

The failure or any delay by any Party in exercising any right under this Agreement or any document referred to in this Agreement shall not operate as a waiver of that right, and no single or partial exercise of any right shall preclude any other or further exercise of that right or the exercise of any other right. All waivers shall be in writing signed by the Party to be charged with the waiver, and no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given.

11.9 Entire Agreement

This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (with (i) Annex I and the Exhibits, (ii) the Schedules, (iii) the Parties’ Closing Documents and (iv) the confidentiality agreement referred to in Section 10.5) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement signed by the Party to be charged with the amendment.

11.10 Assignment

No Party may assign any of its rights under this Agreement without the prior written consent of the other Party, with the exception that Buyer, without being released from any of its obligations under this Agreement, may assign all or any of its rights to any of its affiliates.

11.11 No Third Party Beneficiaries

Nothing in this Agreement shall be considered to give any Person other than the Parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the Parties and their respective successors, permitted assigns, heirs and legal representatives.

11.12 Construction

(a) All references in this Agreement to “Section” or “Sections” refer to the corresponding section or sections of this Agreement.

(b) All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires.

(c) Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

(d) The captions of articles and sections of this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

11.13 Severability

The invalidity or unenforceability of any term or provision, or part of any term or provision, of this Agreement shall not affect the validity and enforceability of the other terms and provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable term or provision, or part, had been omitted.

11.14 Counterparts

This Agreement may be signed in any number of counterparts (including by facsimile or portable document format (pdf)), all of which together shall constitute one and the same instrument.

11.15 Governing Law and Venue

This Agreement shall be governed by the Laws of the State of North Carolina without regard to its conflicts of laws principles or rules. The Parties agree that any action brought by either Party under or in relation to this Agreement shall be brought in, and each Party agrees to and hereby submits to the jurisdiction and venue of, any state or federal court located in Ashville North Carolina.

11.16 Binding Effect

This Agreement shall apply to, be binding in all respects upon and inure to the benefit of Parties and their respective heirs, legal representatives, successors and permitted assigns.

11.17 Made Available

The phrases “made available”, “delivered to” or similar phrases in this Agreement shall mean that true and correct copies of the subject documents were posted to Seller’s data site or were delivered to the appropriate Party or its counsel to the other Party or its counsel prior to the Closing Date.

[Signature page follows]

In witness, the Parties have executed this Agreement.

Fenix Parts, Inc.

By	/s/ Kent Robertson
Kent Robertson
President and Chief Executive Officer

/s/ Brent R. Butler
Brent R. Butler

Signature Page to Stock Purchase Agreement

Annex I

Definitions

Accounts Receivable means all amounts due to the Company for goods or services provided to the Company’s customers.

Agreement is defined in the preamble of this Agreement.

Annualized Measured Revenues is defined in Section 2.7(a).

Books and Records means books, records, ledgers, files, documents, correspondence, lists, reports, creative materials, advertising and promotional materials and other printed or written materials.

Business is defined in Paragraph A of the “Background” section of this Agreement.

Business Day means any day other than a Saturday, Sunday or federal legal holiday.

Buyer means Fenix Parts, Inc., a Delaware corporation with its principal offices at One Westbrook Corporate Center, Suite 920, Westchester, Illinois 60154.

Buyer Operating Liability is defined in Section 9.2(a)(4).

Cleanup Liability means any liability under any Environmental Law to undertake any corrective action, including any investigation, cleanup, removal, containment or other remedial response, action or activity of the type covered by the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

Closing and Closing Date are defined in Section 3.1.

Closing Date Working Capital is defined in Section 2.6(a).

Closing Date Working Capital Statement is defined in Section 2.6(a)

Closing Documents means, in respect of a Party, the documents, instruments and agreements that the Party is required to deliver or enter into at Closing pursuant to the terms of this Agreement.

Company means Butler Auto Sales and Parts, Inc., 584 McSwain Road, Forest City, North Carolina 28043.

Company Assets is defined in Section 2.3.

Consent means any approval, consent, ratification, waiver or other authorization.

Contract means any written contract, agreement, obligation or undertaking.

Copyrights means all copyrights and copyrightable works (other than literary works).

Core Representations means the representations and warranties in Section 4.1 (“Ownership and Authorization”), Section 4.2 (“Organization and Capital Stock”), Section 4.7 (“Title to Assets”) and Section 4.9(b), (“Inventory and Accounts Receivable”).

Customer Account means a relationship with a customer of the Business pursuant to which the Company provides services to the customer without having entered into a Customer Contract.

Customer Contract means a written Contract with a customer relating to the Company’s provision of services to the customer.

Default means, in respect of a Contract, a breach or violation of or default under the Contract beyond any applicable cure periods, or the occurrence of an event that with Notice or the passage of time or both would constitute a breach, violation or default or permit termination, modification or acceleration of the Contract.

Distributable Assets is defined in Section 2.4(a).

Employee Benefit Plan means (i) an “employee pension plan” as defined in § 3(2) of ERISA, (ii) an “employee welfare benefit plan” as defined in § 3(1) of ERISA or (iii) any other employee benefit or fringe benefit plan or program, whether established by Law, a written agreement or other instrument, or custom or informal understanding.

Environmental Law means U.S. federal, state, regional, county and local administrative rules, statutes, codes, ordinances, regulations, licenses, permits, approvals, plans, authorizations, directives, rulings, injunctions, decrees, orders, judgments, and any similar items, relating to the protection of human health, safety, or the environment including without limitation: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) (42 U.S.C. §§ 9601 et seq.); (b) the Superfund Amendments and Reauthorization Act of 1986 (42 U.S.C. §§ 9601 et seq.); (c) The Hazardous Materials Transportation Control Act of 1970 (49 U.S.C. §§ 1802 et seq.); (d) the Resource Conservation and Recovery Act of 1976, as amended by the Solid and Hazardous Waste Act Amendments (“RCRA”) (42 U.S.C. §§ 6901 et seq.); (e) the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977 (33 U.S.C. §§ 1251 et seq.) (the “Clean Water Act”); (f) the Safe Drinking Water Act (42 U.S.C. §§ 300h et seq.); (g) the Clean Air Act, as amended by the Clean Air Act Amendments of 1990 (42 U.S.C. §§ 1857 et seq.); (h) the Solid Waste Disposal Act, as amended by RCRA (42 U.S.C. § 6901 et seq.); (i) the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.); (j) the Emergency Planning and Community Right-to-Know Act of 1986 (“EPCRA”) (42 U.S.C. §§ 11001 et seq.); (k) the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”) (7 U.S.C. §§ 136 et seq.); (l) the National Environmental Policy Act of 1975 (42 U.S.C. §§ 4321 et seq.); (m) the Radon Gas and Indoor Air Quality Reserve Act (42 U.S.C. §§ 7401 et seq.); (n) the National Environmental Policy Act of 1975 (42 U.S.C. §§ 4321 et seq.); (o) the Rivers and

Harbors Act of 1899 (33 U.S.C. §§ 401 et seq.); (p) the Oil Pollution Act of 1990 (33 U.S.C. §§ 1321 et seq.); (q) the Endangered Species Act of 1973, as amended (16 U.S.C. §§ 1531 et seq.); (r) the Occupational Safety and Health Act of 1970, as amended, (29 U.S.C. §§ 651 et seq.); (s) North American Free Trade Act, (t) counterparts of any of the foregoing federal statutes enacted within or outside the United States or by any other nation, any U.S. state, region, county or local government (including any subdivisions thereof); (u) any and all laws, rules, regulations, codes, ordinances, licenses, permits, approvals, plans, authorizations, directives, rulings, injunctions, decrees, orders and judgments enacted or promulgated under any of the foregoing, all as amended and as may be amended in the future, and (v) common law theories of nuisance, trespass, waste, negligence, and abnormally dangerous activities arising out of or relating to the presence of Hazardous Substances in the environment or work place.

Environmental Liability means any Cleanup Liability and any other liability of any type under any Environmental Law or Occupational Safety and Health Law.

Environmental Permit means a Permit required under any Environmental Law to conduct the Business.

Environmental Representation means the representations and warranties in Section 4.23 (“Environmental Matters”).

Equipment means machinery, equipment, spare parts, furniture, fixtures and other items of tangible personal property of any type or kind used, held for use or useful in the conduct of the Business, including medical waste treatment equipment (but not including any Inventory or Vehicles).

Equipment Lease means a Contract for the lease of Equipment or for the purchase of Equipment under a conditional sales or title retention agreement.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations issued by the Internal Revenue Service and Department of Labor.

Escrow Agreement is defined in Section 2.2(a)(4).

Estimated Closing Date Working Capital is defined in Section 2.6(a).

Estimated Closing Date Working Capital Statement is defined in Section 2.6(a).

Estimated Purchase Price is defined in Section 2.2(a).

Estimated Working Capital Deficiency is defined in Section 2.6(a).

Estimated Working Capital Surplus is defined in Section 2.6(a).

Excluded Assets is defined in Section 2.4(b).

Excluded Liabilities is defined in Section 2.5(b).

Facility means any office, salvage yard, dismantling site, warehouse or other facility or site.

Final Closing Date Working Capital is defined in Section 2.6(a).

Final Closing Date Working Capital Statement is defined in Section 2.6(a).

Final Purchase Price is defined in the Section 2.1(b).

Final Working Capital Deficiency is defined in Section 2.6(a).

Financial Statements means the Company’s financial statements for the three years ended December 31, 2014.

GAAP means U.S. generally accepted accounting principles.

Governmental Authority means (i) any federal, state, provincial, local, municipal, foreign or other government and (ii) any governmental or quasi-governmental body of any kind, including any administrative or regulatory agency, department, branch, commission or other entity.

Hazardous Activity means the use, handling, generation, manufacturing, production, distribution, importing, management, labeling, testing, processing, refinement, collection, storage, transfer, transportation, treatment, disposal, clean-up or Release of Hazardous Materials.

Hazardous Materials means and shall be construed broadly to include any constituent, chemical, element, particle, compound, material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “toxic waste,” “toxic substance,” or “special waste” under any Environmental Law and includes, but is not limited to, petroleum, petroleum by-products (including crude oil and any fraction thereof), waste oils, any hydrocarbon based substance, asbestos, asbestos-containing materials, urea formaldehyde and polychlorinated biphenyls.

Indebtedness means, in respect of any Person as of any date of determination, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, (iv) all capital lease obligations, (v) all guaranties of such Person in connection with any of the foregoing, and (vi) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing.

Indemnifiable Loss means any actual loss, Liability, damage, cost or expense, including reasonable attorneys’ fees and costs of litigation, specifically excluding, however, any punitive, incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity.

Indemnification Claim means a written claim or demand for indemnification under Sections 10.1 or 10.2.

Indemnified Party means Buyer, in respect of an Indemnification Claim under Section 10.1, or Seller, in respect of an Indemnification Claim under Section 10.2, as the case may be.

Indemnifying Party means Seller, in respect of an Indemnification Claim under Section 10.1, or Buyer, in respect of an Indemnification Claim under Section 10.2, as the case may be.

Intellectual Property means Patents, Marks, Copyrights and Software.

Interim Financial Statements means the Company’s unaudited financial statements for the six months ended June 30, 2015.

Internal Revenue Code means the U.S. Internal Revenue Code of 1986, as amended.

Inventory means inventories of vehicles (whether assembled or disassembled); automotive parts, components and assemblies; scrap metal; precious metals and supplies used in the conduct of the Business.

Knowledge means the actual awareness of a particular fact or other specified matter. As applied to Buyer, the term means the actual awareness of the particular fact or other specified matter by any one of its executive or corporate officers.

Law means any law, ordinance, code, regulation or rule of any Governmental Authority or any principle or rule of common law.

Liability means any liability or obligation, whether known or unknown, absolute or contingent, liquidated or unliquidated, or due or to become due.

Licensed Intellectual Property is defined in Section 4.13(a)(ii).

Lien means any security interest, judgment or other lien, mortgage, trust deed, claim, equitable interest, option, pledge, right of first refusal or other encumbrance or restriction of any kind.

Marks means trademarks, service marks, trade names, assumed names, brand names and logotypes.

Note is defined in Section 2.2(a)(4).

Notice means any notice, demand, charge, complaint or other communication from any Person.

Occupational Safety and Health Law means any Law or Order relating to worker health and safety, including the Occupational Safety and Health Act of 1970.

Order means any order, judgment, decree, ruling, consent decree, settlement agreement, stipulation, injunction or subpoena entered or issued by any court, Governmental Authority or arbitrator.

Ordinary Course of Business means, in respect of the Company, an action taken by it that (i) is consistent with its past practices and is taken in the ordinary course of the normal day-to-day operations and (ii) is not required by applicable Law or its Organizational Documents to be authorized by its board of directors or shareholders.

Organizational Documents means (i) the certificate or articles of incorporation and by-laws of a corporation, (ii) the articles of organization or certificate of formation and operating agreement of a limited liability company, (iii) the trust agreement establishing an inter vivos trust or the will establishing a testamentary trust, and (iv) the charter or similar document adopted or filed in connection with the creation, formation or organization of any other type of entity. Any reference in this Agreement to a Person’s Organizational Documents means each of those documents as amended to date.

Party means Buyer or Seller, and Parties means all of them.

Patents means patents, patent applications and patent disclosures and related reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations.

Permit means any approval, consent, license, permit, registration, certificate, confirmation or other authorization issued, granted or otherwise made available by any Governmental Authority.

Permitted Liabilities is defined in Section 2.5(a).

Permitted Lien means any Lien for Taxes that are not yet due and payable or any carrier’s, warehouseman’s, mechanic’s, materialman’s, repairman’s, landlord’s, lessor’s or similar statutory Lien incidental to the Ordinary Course of Business.

Person means any individual, corporation, limited liability company, joint venture, association, organization, estate, trust or other entity or any Governmental Authority.

Proprietary Intellectual Property is defined in Section 4.14(a)(1).

Purchase Price is defined in Section 2.1(b).

Reimbursable Portion is defined in Section 6.2(c).

Related Party means, in respect of the Company, any Person (i) in which Seller, or a family member of Seller by blood, marriage or adoption, has a direct or indirect proprietary or other financial interest or (ii) for which Seller, or a family member of Seller by blood, marriage or adoption, is serving as an officer, director, partner, manager, trustee, consultant or advisor or in any other capacity.

Release means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the indoor or outdoor environment, including without limitation the abandonment or discarding of barrels, drums, containers, tanks and other receptacles containing or previously containing any Hazardous Materials, whether intentional or unintentional.

Schedule means a schedule to this Agreement and a subschedule.

Securities Act means the federal Securities Act of 1933, as amended.

Seller means Brent R. Butler.

Shares is defined in Recital B in the “Background” section of this Agreement.

Software means computer software, including source code, executable code, data, databases and related documentation. The term does not include commercially available off-the-shelf software.

Straddle Period is defined in Section 7.2(c).

Suit means any action, suit, proceeding, arbitration, hearing or investigation (whether civil, criminal, administrative or investigative in nature, and whether formal or informal) by, before or in any court, Governmental Authority or arbitrator.

Target Working Capital is defined in Section 2.6(a).

Tax means any federal, state, provincial, local, municipal or foreign income, gross receipts, membership interests, profits, withholding, social security, unemployment, real property, personal property, stamp, excise, occupation, sales, use, value added, estimated or other tax (including any related interest, fines, penalties and additions), whether disputed or not.

Tax Representation means the representations and warranties in Section 4.16 (“Taxes”).

Tax Return means any return (including any information return), report, statement, form or other document required to be filed with or submitted to any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

Third Party Suit means a Suit, demand or claim by a third Person against Buyer for which Buyer is entitled to indemnification under Section 9.1.

Threatened means, in respect of a Suit, that Notice has been given, or another event has occurred or any other circumstance exists, that would lead a prudent individual to conclude that the Suit is likely to be initiated or otherwise pursued in the future.

Transaction means the transactions contemplated by this Agreement, including (i) Buyer’s purchase and Seller’s sale of the Shares and (ii) the Parties’ execution, delivery and performance of their respective Closing Documents and the other documents, instruments, agreements and obligations that they are respectively required to execute, deliver and perform pursuant to the terms of this Agreement.

Vehicle means trucks, trailers, tractors, automobiles and other vehicles and transportation equipment used, held for use or useful in the conduct of the Business, excluding vehicles and parts of vehicles held as Inventory.

Vehicle Lease means a Contract for the lease of a Vehicle or for the purchase of a Vehicle under a conditional sales or title retention agreement.